SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated March 22, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE

Nexxlink Acquires Additional Assets From CGI

•	These assets operate under the corporate name Meta-4 Technical Support Services and generate revenues of $15 M annually

•	CGI to increase its interest in Nexxlink’s capital stock

Montreal, March 22, 2004 – Nexxlink Technologies Inc. (TSX: NTI), a leading Canadian provider of integrated information technology solutions, and CGI Group Inc. (TSX: GIB.A; NYSE: GIB) announce the signature of an irrevocable memorandum of understanding for the acquisition by Nexxlink of assets of Meta-4 Technical Support Services (“Meta-4”). This company offers Canada-wide installation, maintenance and technical services for a broad range of electronic equipment such as computer systems, automatic teller machines (ATMs) and video lottery terminals.

Founded in 1981, Meta-4 employs about 170 people and generates revenues of over $15 million annually. From its offices in Montreal, Quebec City, Toronto, Calgary and Vancouver, Meta-4 serves hundreds of organizations of all sizes, including Mouvement Desjardins, Jean Coutu Group, National Bank of Canada and Loto-Québec. Notably, Meta-4 maintains 4,200 ATMs and 4,300 video lottery terminals.

“This acquisition fits well with our growth strategy,” stated Karol Brassard, Executive Chairman of the Board of Nexxlink. “It strengthens our technical team considerably, while enabling us to provide our clients with enhanced service and to better meet the technical requirements of our partner CGI’s clients. Given the convergence of technologies toward IT, Nexxlink will be able to support various peripherals and thereby offer more complete and integrated solutions.”

Serge Godin, Chairman and Chief Executive Officer at CGI, said: “We are pleased to complete this second transaction with Nexxlink. The sale of Meta-4, which is a better fit with Nexxlink’s mission, will reinforce the business alliance with our partner.”

“It is with great pleasure that we welcome Meta-4‘s employees into the Nexxlink team. Their integration broadens our field of expertise and gives the Company critical mass in the technical services area. We now have more than 200 experienced technicians, enabling us to undertake larger-scale installation and technical support mandates,” added Robert Courteau, Nexxlink’s President and Chief Executive Officer. “Thanks to this capacity and our state-of-the-art technical helpdesk, companies can more than ever rely on Nexxlink for efficient 24/7 technical support.”

On the closing of this transaction scheduled for April 2004, Nexxlink will pay $9.0 million to CGI as follows: $1.5 million cash on the signing; $1.5 million as a balance of sale; $3.0 million through the issue of an interest-bearing note repayable in 24 months; and $3.0 million through the issue of 441,000 shares of Nexxlink at a price of $6.80 per share, raising CGI’s interest in the Company’s capital stock from 32% to 35%.

“This transaction is just as advantageous financially as it is strategically. First, it will increase our recurring revenues as Meta-4 benefits from contracts with an average term of about three years and an order backlog of over $25 million. And secondly, it will boost Nexxlink’s adjusted earnings per share,” concluded Mr. Brassard. “Following this acquisition, the Company will have close to 900 employees and generate sales of some $125 million annually.”

Nexxlink intends to make offers of employment to all staff associated with the technical support services branch of the business, based on the same global conditions as those in place prior to the conclusion of the final agreement, including preservation of seniority. This transaction is subject to certain conditions, including the conclusion of a final agreement governing asset purchases that will contain the usual representations and warranties associated with this type of transaction and the approvals of the applicable regulatory authorities. The final and conclusive memorandum of understanding has been approved by all of Nexxlink’s directors, except for the two individuals who represent CGI at the board of Nexxlink and who abstained from voting in light of their relationship with CGI. Pursuant to Policy Statement Q-27 (“Q-27”) adopted by the Autorité des marchés financiers and Rule 61-501 (“61-501”) adopted by the Ontario Securities Commission, this transaction qualifies as a related party transaction. Although the transaction qualifies as such, it is exempted from the valuation requirement with respect to the purchased assets and from the minority approval by the shareholders of Nexxlink as a result of the fair market value of the transaction not exceeding 25% of the market capitalization of Nexxlink, calculated as per Q-27 and 61-501.

Conference call

The conference call discussing these results will be held on Tuesday, March 23, 2004, at 10:00 AM (EST). To access it, dial 1-800-814-4860. Please connect approximately five minutes prior to the beginning of the call to ensure participation. To access the archived conference call, dial 1-877-289-8525, reservation number 21043582#. The conference call will be archived for replay until April 23, 2004, at midnight.

Involved in the information technology (IT) industry since 1977, Nexxlink Technologies Inc. is a leading Canadian provider of integrated IT solutions. The simple and efficient solutions provided by the Company allow businesses to focus on their core competencies. Nexxlink truly offers hassle-free computing services. Nexxlink achieves approximately $100 million in annual sales and employs some 700 people across the country. The Company’s shares are listed on the TSX under the ticker symbol NTI. Web Site: www.nexxlink.com.

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

For further information:

Nexxlink Technologies Inc. (TSX: NTI)
Contacts: Telephone: Web Site:	Karol Brassard, Executive Chairman of the Board Robert Courteau, President and Chief Executive Officer 1 877 Nexxlink; (514) 828-4428 www.nexxlink.com

CGI Group Inc. (TSX: gib.a, NYSE: gib)
Contact: Telephone: Contact: Telephone: Contact: Telephone: Web Site:	Julie Creed, Vice-President, Investor Relations 1 (312) 201-4803 Ronald White, Director, Investor Relations 1 (514) 841-3230 Eileen Murphy, Director, Media Relations 1 (514) 841-3430 www.cgi.com

Renmark Financial Communications Inc.
Contacts : Media : Tel.: Web Site:	Sylvain Laberge - slaberge@renmarkfinancial.com Michael Small - msmall@renmarkfinancial.com Colette Saulnier - csaulnier@renmarkfinancial.com (514) 939-3989 www.renmarkfinancial.com

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: March 23, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary